

16012203

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2015** AND ENDING **December 31, 2015**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Gar Wood Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2201
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Jersey — (312) 566-0741
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name - *if individual, state last, first, middle name*)

141 West Jackson Boulevard, Suite 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

JG

OATH OR AFFIRMATION

I, Dennis R. Gerecke, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Gar Wood Securities, LLC** as of **December 31, 2015,** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


"OFFICIAL SEAL"
Alan R Juraska
Notary Public, State of Illinois
My Commission Expires 8/20/2016



Signature

EVP, Chief Operations Officer

Title



Notary Public

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Exchange Act.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (filed under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.
- ☒ (p) A copy of the Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gar Wood Securities, LLC

We have audited the accompanying statement of financial condition of Gar Wood Securities, LLC, (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes to the financial statements. Gar Wood Securities, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Gar Wood Securities, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Ryan & Juraska LLP

Chicago, Illinois
February 17, 2016

Gar Wood Securities, LLC

Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	141,107
Due from brokers	$	541,511
Commissions receivable	$	326,092
Receivables from affiliates	$	157,587
Securities owned, at fair value	$	841
Furniture, equipment, software, and leasehold improvements, at cost		
(net of accumulated depreciation and amortization of $122,422)	$	4,641
Other assets	$	30,777
Total assets	$	1,202,556
Liabilities and Members' Capital		
Commissions payable	$	331,703
Floor brokerage, exchange, and clearing fees payable	$	21,223
Accounts payable and accrued expenses	$	173,683
	$	526,609
Members' Capital	$	675,947
Total liabilities and members' capital	$	1,202,556

The accompanying notes are an integral part of these financial statements.

Gar Wood Securities, LLC

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Gar Wood Securities, LLC (Gar Wood or the Company) is a Delaware limited liability company established on February 20, 2004 and is a broker-dealer registered with the Securities and Exchange Commission (SEC). Gar Wood was admitted as a member of the Financial Industry Regulatory Authority (FINRA) in February 2006. Gar Wood is also registered with the National Futures Association (NFA) as a non-guaranteed introducing broker. Gar Wood provides trade clearance, settlement and custody of securities on all major trading exchanges primarily to institutional clients through the Company's clearing brokers. Gar Wood specializes in serving registered brokers on an independent contractor basis, and focuses on providing a boutique prime brokerage service to clients including start-up and emerging hedge funds and professional traders. Gar Wood is headquartered in Chicago, Illinois.

Gar Wood operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Gar Wood clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company receives referral fees for business introduced and transacted with other brokers. The referral fees earned are based upon contractual arrangements and are recorded on the accrual basis. Commission revenue and related clearing expenses on futures contracts are recorded on a half turn basis which is the date when the futures contract positions are open or closed.

Interest income and expense is recognized under the accrual basis.

Receivables and allowance for doubtful accounts: Commissions receivable are stated at the amount management expects to collect from securities transactions. There are a limited number of debtors with individually large amounts due at any given balance sheet date. Any unanticipated change in one of the debtor's credit worthiness or other matters affecting the collectability of amounts due from such debtors could have a material effect on the results of operations in the period in which such changes or events occur.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Securities owned: Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.* Securities transactions and related revenue and expenses are recorded on a trade-date basis. The resulting change in unrealized appreciation and depreciation on securities owned are reflected in the statement of operations.

Furniture, equipment, software, and leasehold improvements: Furniture, equipment and software are recorded at cost and are depreciated using the straight-line method over the estimated useful life of the asset, ranging from 3 to 7 years. Leasehold improvements are recorded at cost and are amortized using a straight-line method over the lesser of the economic useful life of the improvement or the term of the lease. Repairs and maintenance are expensed as incurred.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Note 2. Fair Value Measurement and Disclosures

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

Note 2. Fair Value Measurement and Disclosures (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The Company values its investments based on the following principles and method of valuation:

Securities owned include in-the-money warrants that are valued by taking the last reported sales price of the underlying equity securities on the day of valuation and multiplying by a discount rate that takes into consideration the restricted nature of the securities that the warrants are exercisable into. The discount rates are significant unobservable inputs that are determined by the Company.

The following table presents the Company's fair value hierarchy for those level 3 assets measured at fair value using significant unobservable inputs determined by the Company on a recurring basis as of December 31, 2015.

	Level 3
Warrants on Common Stock	$ 0
Restricted Stock	$ 841
Balance, end of year	$ 841

The company held no level one or two assets at December 31, 2015.

Note 3. Warrants

The Company's warrant activities are limited to holding warrants received in exchange for past services. The warrants were deemed worthless prior to January 1, 2015 and there was no change in value for the year ended December 31, 2015.

Note 4. Due from Brokers

Amounts due from brokers at December 31, 2015 consist of cash deposits of $185,064 and commission receivables of $356,447.

Note 5. Related-Party Transactions

Receivables from affiliates

At December 31, 2015, receivables from affiliates represents amounts paid by the Company and charged back to contractors in relation to their customer relations activities. The amounts billed include expenses incurred to be borne by the contractors in the normal course of business and defined in their employment agreement.

Note 5. Related-Party Transactions (Continued)

At December 31, 2015, receivables from affiliates also represent amounts loaned to a Class A member pursuant to loan documents executed by the Company. The loan carries an interest rate of six percent and originated on August 17, 2015. The loan and accrued interest outstanding at the end of December 31, 2015, is $137,015.

Management Fee

Pursuant to the Company's operating agreement, Class A members are entitled to receive management fees for services provided to the Company. The management fees are payable to either the individual Class A member (who maintains an approved S24 registration with the firm) or to GW Capital Management LLC, an affiliate of one of the Class A members. The management fee for the year ended December 31, 2015, was $831,150.

Note 6. Commitments

The Company leases two office spaces under lease arrangements. One office space expires on March 31, 2017 and the office space expires on March 31, 2019. Rent expense for the year ended December 31, 2015, was $52,211 and is included in the *Occupancy* expense line item on the Statement of Operations. At December 31, 2015, the aggregate minimum annual rental commitment, exclusive of additional payments that may be required for certain increases in operating and maintenance costs under these leases are approximately as listed as follows:

Year Ending December 31, 2015	Annual Commitment	
2016	$	90,035
2017	$	61,624
2018	$	48,913
2019	$	12,513

Note 7. Furniture, Equipment, Software, and Leasehold Improvements

As of December 31, 2015, furniture, equipment, software, and leasehold improvements consisted of the following:

Leasehold improvements	$	21,313
Furniture and fixtures	$	5,414
Equipment	$	41,940
Computers and software	$	58,416
	$	127,083
Less accumulated depreciation and amortization	$	(122,442)
Net furniture, equipment, software, and leasehold improvements	$	4,641

Note 8. Soft Dollar

The Company has entered into various soft dollar arrangements wherein research and other expenses are paid by the Company on behalf of the introduced business. For the services provided, the Company receives an increased commission rate per the arrangement.

In accordance with FASB ASC 940-20-25-3, the Company analyzes both the commission income generated from the soft-dollar arrangements and the research provided to determine if an accrual of a liability or a prepaid asset for the deferral of the soft dollar expense exists at year-end.

Note 9. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company did not have cash at December 31, 2015 that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC and the CFTC.

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing brokers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker.

Note 10. Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 11. Members' Capital

Members' capital consists of four classes of members, Class A, B, C and D. As of December 31, 2015, Class A members' capital totaled $308,700, Class B members' capital totaled $367,247 and Class D members' totaled $0.00. There were no Class C members as of December 31, 2015.

The Class A and B members have the same rights and obligations with respect to distributions, and allocable share of Net Profits or Net Losses, as defined. Such rights and obligations shall be pro rata based upon the membership interest and membership percentage of each Class A or B member.

Note 11. Members' Capital (Continued)

Class A members have the right and full authority to manage, control, administer and operate the business and affairs of the Company. Class A and Class B members have the right to vote on matters as specifically noted in the operating agreement.

Class C members are entitled to an allocation of a Preferred Return, as defined. No Class C interest shall be allocated Company profits in excess of the Class C accrued preference, as defined in the operating agreement. Additionally, Class C members have no voting rights.

Class D members are entitled to an allocation of a Preferred Return based upon the federal funds interest rate minus fifty (50) basis points. Additionally, Class D members have no voting rights.

Note 12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $450,810, which was $405,810 in excess of its required net capital of $45,000. At December 31, 2015, the Company's net capital ratio was 1.16 to 1.

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person or $6,000 per office including the main office. At December 31, 2015, the Company's net capital of $450,810 exceeded the required net capital under Regulation 1.17 by $405,810. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1.

Note 13. Pending Litigation

The Company has been named as a co-defendant in an action filed by Chart Trading Development, LLC, who is alleging patent infringement using Interactive Brokers Trader Work Station. Interactive Brokers has informed the Company on this litigation and is expected to pay for the associated legal representation. The final outcome of this matter cannot be determined at this time due to the early stages of this action.

Note 14. Subsequent Events

The Company's management has evaluated events and transactions through February 17, 2016, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gar Wood Securities, LLC

We have reviewed management's statements, included in the accompanying Gar Wood Securities' Exemption Report (the "Exemption Report"), in which (1) Gar Wood Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 17, 2016


GARWOOD
Securities LLC

Gar Wood Securities' Exemption Report

Gar Wood Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Gar Wood Securities, LLC

I, Dennis R. Gerecke, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Executive Vice President
February 17, 2016

440 South LaSalle Street • Suite 2201 • Chicago Illinois 60605
P: 312·662·1256 • F: 312·566·0750 • www.garwoodsecurities.net